SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Everyday Health, Inc.

(Name of Subject Company (Issuer))

Project Echo Acquisition Corp.,

a wholly-owned subsidiary of

Ziff Davis, LLC,

(Offerors)

a wholly-owned subsidiary of

j2 Global, Inc.

(Names of Filing Persons (Parent of Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

300415106

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Stephen Hicks

General Counsel and Corporate Secretary

Ziff Davis, LLC

28 East 28th Street

New York, New York 10016

(212) 503-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David M. Clar, Esq.

Harris Beach PLLC

99 Garnsey Road

Pittsford, New York 14534

(585) 419-8800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$372,941,310.66	$43,223.90

*	Estimated for purposes of calculating the filing fee only. The transaction value was determined by multiplying (a) $10.50, the tender offer price, by (b) the sum of (i) 33,540,415 shares of Everyday Health, Inc.’s (“Everyday Health”) common stock issued and outstanding as of the close of business on October 20, 2016, (ii) 3,172,455, the number of shares of Everyday Health common stock subject to issuance pursuant to options to purchase shares of Everyday Health common stock that are expected to be vested upon consummation of the tender offer with an exercise price less than $10.50, (iii) 196,000, the number of shares of Everyday Health common stock estimated to be subject to outstanding purchase rights under Everyday Health’s employee stock purchase plan as of the close of business on October 20, 2016, and (iv) 889,892, the number of shares of Everyday Health common stock subject to issuance pursuant to Everyday Health’s restricted stock units that are expected to be vested upon the consummation of the tender offer. The calculation of the filing fee is based on information provided by Everyday Health as of October 20, 2016. This is the most recent practicable date. If the offer is extended, the transaction value may be adjusted accordingly for purposes of calculating the amount of the filing fee.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction valuation by 0.00011590.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $43,223.90	Filing Party: j2 Global, Inc., Ziff Davis, LLC, and Project Echo Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed: November 2, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2016 by Project Echo Acquisition Corp., a Delaware corporation (the “Purchaser”), a direct wholly-owned subsidiary of Ziff Davis, LLC, a Delaware limited liability company (“Parent”) and a wholly-owned subsidiary of j2 Global, Inc., a Delaware corporation (“j2”). The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Everyday Health, Inc., a Delaware corporation (“Everyday Health”), at a purchase price of $10.50 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the offer to purchase dated November 2, 2016 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are filed herewith as Exhibits (a)(1)(A) and (a)(1)(B), respectively, which Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer”.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO, as applicable.

Amendments to the Offer to Purchase

Items 1 through 9 and 11.    Additional Information.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“At 12:00 a.m. New York City time, on December 3, 2016 (one minute after 11:59 p.m., New York City time, on December 2, 2016), the Offer expired as scheduled and was not extended. The Purchaser was advised by American Stock Transfer & Trust Company, the depositary for the Offer, that, as of the expiration time of the Offer, a total of 30,147,717 Shares were validly tendered into and not withdrawn from the Offer, representing approximately 87.8% of the currently issued and outstanding Shares. Of these Shares, 1,032,326 Shares were tendered pursuant to the delivery of Notices of Guaranteed Delivery, representing approximately 3.0% of the currently issued and outstanding Shares.

The number of Shares tendered into the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied, the Purchaser accepted for payment and paid for all Shares validly tendered into and not validly withdrawn from the Offer.

On December 5, 2016, concurrently with payment for the tendered Shares, in accordance with the Merger Agreement and Section 251(h) of the DGCL, the Purchaser was merged with and into Everyday Health. In connection with the Merger, at the Effective Time, each Share not tendered pursuant to the Offer (other than Shares owned by Everyday Health’s stockholders who are entitled to and properly exercise appraisal rights under Delaware law that have neither effectively withdrawn nor lost their rights to such appraisal and payment under Delaware law with respect to such Shares) was converted automatically into and thereafter represents only the right to receive the Merger Consideration, which is a cash amount per Share equal to the Offer Price (without interest and less any applicable withholding tax). As a result of the Merger, Everyday Health became a privately-held company.

The press release announcing the expiration of the Offer and the acceptance of Shares for payment is attached hereto as Exhibit (a)(1)(H). The press release announcing the consummation of the Merger is attached hereto as Exhibit (a)(1)(I).”

Item 12.    Exhibits

Item 12 of the Schedule TO is hereby amended by adding the following exhibits:

(a)(1)(H)	Press Release issued by Parent on December 5, 2016

(a)(1)(I)	Press Release issued by Parent on December 5, 2016

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ziff Davis, LLC

By:	/s/ Stephen Hicks
Name: Stephen Hicks
Title: Corporate Secretary

Project Echo Acquisition Corp.

By:	/s/ Stephen Hicks
Name: Stephen Hicks
Title: Corporate Secretary

j2 Global, Inc.

By:	/s/ Jeremy Rossen
Name: Jeremy Rossen
Title: Vice President

Date:    December 5, 2016

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of November 2, 2016*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees*

(a)(1)(F)	Summary Advertisement published on November 2, 2016*

(a)(1)(G)	Press Release issued by Parent dated November 2, 2016*

(a)(1)(H)	Press Release issued by Parent dated December 5, 2016

(a)(1)(I)	Press Release issued by Parent dated December 5, 2016

(d)(1)	Agreement and Plan of Merger, dated as of October 21, 2016, by and among Everyday Health, Parent, the Purchaser and (solely with respect to Section 9.11 thereof) j2 (incorporated by reference to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Everyday Health on October 21, 2016)

(d)(2)	Form of Tender Agreement(s), dated as of October 21, 2016, which were entered into by and among Parent and the Purchaser and certain stockholders of Everyday Health*

(d)(3)	Confidentiality Agreement, dated as of June 2, 2016, by and between Parent and Everyday Health*

(d)(4)	Letter Agreement, dated as of October 20, 2016, by and among Rho Investment Partners Holdings LLC, Rho Ventures VI, L.P., Rho Ventures III Holdings LLC, Rho Ventures Partners Holdings LLC, Rho Ventures II Holdings LLC, Rho Capital Partners LLC, Everyday Health, Parent and the Purchaser*

*	Previously filed.

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